Filed by Aegon Ltd. Pursuant to Rule 425 under the Securities Act of 1933 Subject Company: Aegon Ltd. Commission File No. : 001-10882

Redomiciliationto the U.S. Shareholder Meeting October 8, 2026

Key messages At the Special Meeting (EGM), shareholders are being asked to approve the redomiciliation , a key step in our journey to become a leading U.S. life insurance and retirement group Redomiciliation ▪ We are requesting approval to move from Bermuda to Delaware to simplify Aegon’s corporate structure by aligning its legal domicile, tax residency, accounting standard and regulatory framework with the geography where we conduct the majority of our business ▪ In connection with the redomiciliation , we will: • Change our name from Aegon Ltd. to Transamerica Inc. and move our headquarters to New York • Implement certain governance changes that align with U.S. market practice and investor expectations • Terminate the Special Cause Voting construct with Vereniging Aegon (VA) and move to a single class of common stock Omnibus Incentive Plan ▪ We are requesting approval of a new incentive plan to enable Aegon to attract, retain and motivate individuals who make important contributions to its long -term performance and shareholder value through equity ownership and opportunities ▪ The plan incorporates U.S. market practice and investor expectations, and reinforces our pay -for- performance philosophy, including long -term vesting and a significant performance -based component for executive awards 2 2

�� Redomiciliation As announced at our Capital Markets Day in December 2025, the redomiciliation supports our ambition to become a leading U.S. life insurance and retirement group, shaping the future of our company. The redomiciliation will allow us to: ▪ Sharpen focus on the large and growing U.S. market for life insurance and retirement solutions 1 ▪ Emphasize growth of Transamerica, which represents ~80% of operations Aegon is ▪ Have greater access to U.S. capital markets and M&A opportunities redomiciling ▪ Bring senior leadership and holding company operations closer to our largest market to the U.S. Key actions taken to prepare for the redomiciliation : ▪ Announced sale of Aegon UK to Standard Life, expected close around the end of 2026 ▪ Issued a $500 million bond establishing a U.S. dollar yield curve in April 2026 ▪ Reached agreement with VA and proposed U.S. -aligned governance framework ▪ Began U.S. GAAP implementation and on track; dry runs start in 2H 2026 1. Following the completion of the sale of Aegon UK to Standard Life, which is expected to close around the end of 2026. 3

☑ Redomiciliation

# Path to the redomiciliation

## A Board-led process grounded in Shareholder engagement, with a path to competition by January 2028

### Board Governance Review
*Concluded May 2026 with VA Agreement*

- Board-led independent review grounded in clear design principles. Announced proposed redomiciliation at the December 2025 Capital Markets Day
- The Nomination & Governance Committee, with full Board involvement, developed a governance framework matching U.S. peer best practices, removing Dutch legacy provisions and positioning Aegon as a trusted U.S. market participant
- Governance framework as part of an agreement reached with VA

### Shareholder Engagement
*From Capital Markets Day to Present*

- Engaged with investors representing 28.5% of ISC[1], proxy advisors and investor representation bodies
- Board also engaged with VA, which represents ~18% of ISC, to align on go-forward voting rights and governance framework
- Board Chair and Nomination & Governance Chair participated in a majority of investor engagements
- Incorporated shareholder feedback into the Board's decision-making process, including on the final governance framework

### Following Shareholder Approval
*From October 2026 to early 2028*

- Interim Bye-Laws become effective, providing U.S.-aligned rights[2]; Delaware charter and bylaws take effect upon redomiciliation
- Head office relocating to New York, with gradual transition of relevant employees
- Reincorporation and name change to Transamerica effective January 2028
- Reporting transitions, with first U.S. GAAP reporting FY27 in early 2028
- NYSE becomes primary listing; Euronext Amsterdam listing maintained

1. Issued share capital.
2. Bermuda law permits shareholder-approved interim governance changes to take effect during the Interim period, providing investors with U.S.-aligned rights ahead of the completion of the redomiciliation.

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�� Redomiciliation Governance profile as a U.S. company Proposed governance framework reflects U.S. market standards and investor expectations In connection with the redomiciliation , Aegon has proposed a revised governance framework, in agreement with VA, that will align Aegon’s governance practices with U.S. standards. Key changes include: ▪ Board Declassification: Phased transition to annual director elections starting in 2028 with all directors standing for election annually by 2030 ▪ Capital Structure: Conversion to a single class of common stock with equal voting rights; VA’s Common Shares B will convert at 40:1 to align with its economic interest (currently ~18%) and its special voting rights will be eliminated ▪ Preferred Stock: Authorization of preferred stock, as is customary for U.S. listed companies ▪ Director Elections: Elimination of the current two -thirds voting requirement for contested director elections, adoption of majority voting in uncontested Shortly after the EGM, Aegon will amend its bye -laws to substantially align its governance and capital structure with the Delaware framework until the redomiciliation is completed 5

�� Omnibus Incentive Plan Overview of the Omnibus Incentive Plan Transitioning to a single U.S. -style equity compensation framework, which consolidates Aegon’s existing equity and executive long -term incentive programs The Omnibus Incentive Plan is critical to Aegon’s ability to attract, retain and motivate individuals who make important contributions to its long -term performance and shareholder value through equity ownership and opportunities. The proposed plan positions Aegon to: Align Pay with Performance Attract and Retain U.S. Talent Reflect Market Standards Deliver a meaningful portion of executive Grant U.S. -style equity compensation during Align award types, plan features, compensation through equity awards tied and beyond the redomiciliation transition, vesting terms and governance to long -term shareholder value creation supporting retention of current employees provisions with U.S. peer practices, and multi -year performance conditions, and recruitment of senior talent as Aegon institutional investor expectations and reinforcing Aegon's pay -for -performance executes on its strategy to become a leading the U.S. market philosophy U.S. life insurance and retirement group 6

�� Omnibus Incentive Plan Omnibus Incentive Plan Terms & Features Requesting issuance of 50 million shares to cover at least three years of grants, with plan features that align with U.S. market standards and long -term value creation Plan Features Plan Overview ▪ No liberal change -in-control definition; double -trigger vesting required ▪ Aegon is requesting the issuance of ▪ No liberal share recycling 50 million shares, representing 2.8% of Shareholder all shares outstanding ▪ No repricing or cash buyouts of underwater options without Protections shareholder approval ▪ The share request is intended to cover ▪ No option reload feature at least three years of grants including ▪ No excise tax gross -ups annual and new hire awards ▪ One -year minimum vesting requirement, subject to limited exceptions, with the majority of awards structured to vest over ▪ The plan supports a full range of award Alignment with the longer -term types – continued PSUs for executive Long -Term leadership, RSUs for broader grants ▪ No dividends or dividend equivalents paid on unvested equity Value Creation and time -based equity for non - ▪ Performance -based awards with a three -year vesting period employee director retainers continue to comprise the main form of executive grants ▪ Individual grant limits and no stock options for non -employee ▪ Expected average burn rate of <1%; directors lower than U.S. insurance peer average Guardrails 1 of 2.5% ▪ Clawback policy applies to all award types ▪ Fixed share reserve with no evergreen provision 7 1. Based on the ISS burn rate benchmark for Non -Russell 3000 companies in GICS 4030.

# We request your support at the Special Meeting (EGM)

## Shareholder approval of the proposals is necessary to complete Aegon's redomiciliation to the U.S. and position Aegon to compete as a leading U.S. insurer.

The Board believes the proposals will contribute to the Company's long-term strategy and position it for future success, including updating the company's governance framework, simplifying the capital structure and aligning equity compensation with U.S. market practice

### Board recommends voting FOR each of the proposals

1. Redomiciliation Proposal, to approve the Redomiciliation to Delaware and continuation as Transamerica Inc., including the Interim Bye-Laws and Delaware Certificate of Incorporation and Bylaws and share conversion to eliminate the Common Shares B currently held by VA
2. Omnibus Incentive Plan Proposal, to approve a new U.S.-aligned incentive plan, replacing existing plans for future awards

### Key Dates and Meeting Logistics

- Shareholder Meeting to be held virtually on Thursday, October 8, 2026 at 10:00 EDT / 16:00 CEST
- Voting deadline: October 1, 2026
- Meeting materials, voting instructions and livestream available at www.aegon.com/EGM

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# Disclaimer

This **Important Information for Investors and Securityholders**

This communication is not intended to and does not constitute an offer to sell, buy or exchange or the solicitation of an offer to sell, buy or exchange any securities or the solicitation of any vote or approval in any jurisdiction, nor shall there be any sale, purchase, or exchange of securities or solicitation of any vote or approval in any jurisdiction in contravention of applicable law. In connection with the proposed corporate reorganization that includes, among other things, the domestication and continuation of Aegon as a Delaware corporation (the "Redomiciliation"). Aegon has filed a registration statement on a Form F-4, which includes a U.S. Shareholder Circular (the "Proxy Statement/Prospectus"), with the U.S. Securities and Exchange Commission (the "SEC"). Aegon has shared the definitive Proxy Statement/Prospectus to its shareholders in connection with the proposed Redomiciliation ahead of calling an extraordinary general meeting of shareholders contemplated on October 8, 2026. INVESTORS AND SECURITYHOLDERS OF AEGON ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND ALL OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT AEGON, ITS PROPOSED REDOMICILIATION AND RELATED MATTERS. Investors and securityholders will be able to obtain free copies of the definitive Proxy Statement/Prospectus (when available) and other documents filed with the SEC by Aegon through the website maintained by the SEC at www.sec.gov (http://www.sec.gov/). In addition, investors and securityholders will be able to obtain free copies of the documents filed with the SEC on Aegon's website at www.aegon.com/redomiciliation (http://www.aegon.com/redomiciliation) or by contacting Aegon's Investor Relations, World Trade Center, Schiphol Boulevard 223,1118 BH Schiphol, The Netherlands, Tel: + 3120-259-2500. E-mail: ir@aegon.com

**Participants in the Solicitation**

Aegon, its directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies from Aegon's securityholders in respect of the proposed transactions under the rules of the SEC. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of Aegon's securityholders. in connection with the proposed Redomiciliation, including a description of their respective direct or indirect interests, by security holdings or otherwise, is included in the Proxy Statement/Prospectus described above. Additional information regarding Aegon's directors and executive officers regarding the interests of such potential participants is also included in Aegon's 20-F, which was filed with the SEC on March 26, 2026. This document is available free of charge as described from the SEC's website at www.sec.gov.

**Forward-looking statements**

This communication contains certain forward looking statements with respect to the financial condition, results of operations and business of Aegon, and certain of its plans and objectives with respect to these items, and in particular with respect to the change of legal domicile. By their nature, forward looking statements involve risk and uncertainty, because they relate to future events and circumstances, and there are many factors that could cause actual results and developments to differ materially from those expressed or implied by forward looking statements, including, without limitation, (i) the proposed Redomiciliation may not be completed in a timely manner or at all; (ii) the failure to realize the anticipated benefits of the proposed Redomiciliation; (iii) the possibility that any or all of the various conditions to the consummation of the proposed Redomiciliation may not be satisfied or waived; (iv) the effect of the pendency of the proposed Redomiciliation on our ability to retain and hire key personnel, or its operating results and business generally and (v) the effects of the proposed Redomiciliation on trading, liquidity and the price of Aegon's securities and other important factors described in the section titled "Risk Factors" in Aegon's 2025 Annual Report on Form 20 F, the Shareholder Circular that forms part of Aegon's Registration Statement on Form F-4 and subsequent filings with the SEC for more details. Aegon disclaims any obligation to update or revise any forward-looking statements contained in these documents, other than to the extent required by applicable law.

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